Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

RESTATED ARTICLES OF INCORPORATION

OF

H.B. FULLER COMPANY

1. The name of the corporation is H.B. Fuller Company.

2. The following is the full text of the amendment to Article III of the Restated Articles of Incorporation of H.B. Fuller Company:

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Article III of the Restated Articles of Incorporation of H.B. Fuller Company is hereby amended in its entirety to read as follows:

ARTICLE III

The aggregate number of shares of capital stock which the Corporation shall have authority to issue is one hundred seventy million forty-five thousand nine hundred (170,045,900) shares, consisting of one hundred sixty million (160,000,000) shares of common stock, par value $1.00 per share (the “Common Stock”), and ten million forty five thousand nine hundred (10,045,900) shares of preferred stock (the “Preferred Stock”).

3. The foregoing amendment was adopted by the Board of Directors of H.B. Fuller Company (the “Company”) at a meeting held on July 13, 2006.

4. The foregoing amendment was adopted pursuant to Chapter 302A of the Minnesota Statutes in connection with a division of the Common Stock.

5. The foregoing amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Company and will not result in the percentage of authorized shares that remains unissued after the division exceeding the percentage of authorized shares that were unissued before such division.

6. The division giving rise to the amendment set forth above concerns a two for one split of the Common Stock. Such division is being effected as follows:

(a)	on the date these Articles of Amendment are filed with the Secretary of State of the State of Minnesota (the “Effective Date”), each share of Common Stock then outstanding will be split and converted into two shares of Common Stock; and

(b)	commencing on August 4, 2006, the Company’s transfer agent and registrar will sign and register a certificate or certificates representing one share of the authorized but unissued Common Stock of the Company for every one share of Common Stock held of record by each common stockholder of record as of the Effective Date, and will deliver or mail such certificates to each holder.

IN WITNESS WHEREOF, the undersigned, General Counsel and Corporate Secretary of the Company, being duly authorized on behalf of such corporation, has executed these Articles of Amendment this 28th day of July, 2006.

Timothy J. Keenan
General Counsel and Corporate Secretary

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